ANNOUNCEMENT TO THE MARKET

A presentation of the effects of exchange rate variation
on permanent investments abroad.

With the publication of Management Discussion and Analysis for the second quarter of 2005, Itaú will show the effects of exchange rate variation on the permanent investments abroad in a new way – which tries to make possible a more detailed analysis of the results –, introducing the concept of a Managerial Net Interest Margin.

In its operation, Itaú follows the strategy of maintaining a permanent hedge for its investments abroad.

The exchange rate variation on the investments abroad is not taxable/deductible for the purposes of income tax and social contribution on net income.

On the other hand, the exchange rate variation on the financial instruments used to hedge the investments is taxable/deductible for tax purposes.

Accordingly, the net interest margin suffers from the impacts associated with the exchange rate variations and with the financial instruments used as a hedge. Likewise, the tax effect of the financial instruments used as a hedge affects the provision for income tax. This creates distortions when making an analysis, both of the net interest margin and of taxation.

The Managerial Net Interest Margin was conceived to minimize these distortions, by incorporating two adjustments into the accounting net interest margin:

(i)  the exchange rate variation on the investments abroad, which is distributed over the accounting income statement, line by line;

(ii)  the tax effects of the hedge, which, in the accounting income statement, are taken into consideration in the lines of tax expenses (PIS and COFINS) and of expenses with income tax and social contribution on the accounting profit.

In the attached files, we are republishing the quarterly income statements for the first quarter of 2005 and the quarters of 2004 in the form that they were published, adding on the adjustments described above, and arriving at the Managerial Net Interest Margin. We draw attention to the fact that, since the tax levied on the hedge for investments abroad has been reclassified under net interest margin and the exchange rate variation has been reallocated, the new presentation of the margin has altered the efficiency ratio. Accordingly, we are also showing the efficiency ratio calculated after the adjustments.

Finally, we would remind you that the Management Discussion and Analysis for the second quarter of 2005 will be disclosed on August 2, 2005, together with the financial statements.

São Paulo, July 29th, 2005

Alfredo Setubal

Investor Relations Officer
Banco Itaú Holding Financeira S.A.

      Statement of Income

R$ Million

	Banco Itaú Holding Financeira
		Managerial Adjustments
1st Quarter/04	Accounting	Exchange Rate Variation on Investments Abroad	Tax Effects from Hedge of Investments Abroad	Managerial

Managerial Net Interest Margin	2.373	(11)	(64)	2.320
o Banking Operations	2.040	--	--	2.040
o Treasury	155	--	--	155
o Management of Foreign Exchange Risk from Investments Abroad - net of tax effects	178	11	(64)	125

Result from Loan Losses	(202)	3	--	(199)
Provision for Loan and Lease Losses	(363)	3	--	(360)
Credits Recoveries and Renegotiated	161	--	--	161

Net Income from Financial Operations	2.171	14	(64)	2.121

Other Operating Income / (Expenses)	(763)	(1)	8	(755)
Banking Service Fees	1.405	(0)	--	1.405
Result from Operations of Insurance, Capitalization and Pension Plans	196	--	--	196
Despesas não Decorrentes de Juros	(2.175)	3	--	(2.172)
Non-Interest Expenses	(288)	--	8	(280)
Equity in the Earnings of Associated Companies	30	12	--	43
Other Operating Income	69	(16)	--	54

Operating Income	1.408	13	(56)	1.366

Non-Operating Income	(5)	(1)	--	(6)

Income before Tax	1.403	12	(56)	1.360
Income Tax and Social Contribution	(427)	--	56	(371)
Extraordinary Results	5	--	--	5
Profit Sharing	(97)	--	--	(97)
Minority Interests	(7)	(12)	--	(20)

Net Income	876	--	--	876

Efficiency Ratio	57,9%			58,8%

      Statement of Income

R$ Million

	Banco Itaú Holding Financeira
	Managerial Adjustments
2nd Quarter/04	Accounting	Exchange Rate Variation on Investments Abroad	Tax Effects from Hedge of Investments Abroad	Managerial

Managerial Net Interest Margin	2.457	(48)	(141)	2.551
o Banking Operations	2.098	--	--	2.098
o Treasury	317	--	--	317
o Management of Foreign Exchange Risk from Investments Abroad - net of tax effects	42	(48)	141	135

Result from Loan Losses	(218)	12	--	(206)
Provision for Loan and Lease Losses	(383)	12	--	(371)
Credits Recoveries and Renegotiated	165	--	--	165

Net Income from Financial Operations	2.239	(36)	141	2.345

Other Operating Income / (Expenses)	(662)	(11)	(18)	(691)
Banking Service Fees	1.454	(1)	--	1.453
Result from Operations of Insurance, Capitalization and Pension Plans	201	--	--	201
Despesas não Decorrentes de Juros	(2.200)	13	--	(2.187)
Non-Interest Expenses	(255)	--	(18)	(273)
Equity in the Earnings of Associated Companies	62	(39)	--	22
Other Operating Income	76	16	--	92

Operating Income	1.577	(47)	124	1.654

Non-Operating Income	15	(6)	--	9

Income before Tax	1.592	(53)	124	1.663
Income Tax and Social Contribution	(474)	8	(124)	(590)
Extraordinary Results	--	--	--	--
Profit Sharing	(84)	--	--	(84)
Minority Interests	(85)	44	--	(41)

Net Income	949	--	--	949

Efficiency Ratio	55,9%			54,3%

      Statement of Income

R$ Million

	Banco Itaú Holding Financeira
		Managerial Adjustmentss
3rd Quarter/04	Accounting	Exchange Rate Variation on Investments Abroad	Tax Effects from Hedge of Investments Abroad	Managerial

Managerial Net Interest Margin	2.673	62	(367)	2.367
o Banking Operations	2.309	--	--	2.309
o Treasury	(88)	--	--	(88)
o Management of Foreign Exchange Risk from Investments Abroad - net of tax effects	452	62	(367)	147

Result from Loan Losses	(241)	(15)	--	(256)
Provision for Loan and Lease Losses	(402)	(15)	--	(417)
Credits Recoveries and Renegotiated	161	--	--	161

Net Income from Financial Operations	2.433	46	(367)	2.111

Other Operating Income / (Expenses)	(775)	8	46	(721)
Banking Service Fees	1.508	1	--	1.509
Result from Operations of Insurance, Capitalization and Pension Plans	193	--	--	193
Despesas não Decorrentes de Juros	(2.160)	(24)	--	(2.184)
Non-Interest Expenses	(320)	--	46	(274)
Equity in the Earnings of Associated Companies	(57)	44	--	(13)
Other Operating Income	62	(13)	--	49

Operating Income	1.658	54	(321)	1.391

Non-Operating Income	(8)	5	--	(2)

Income before Tax	1.650	59	(321)	1.388
Income Tax and Social Contribution	(412)	(8)	321	(99)
Extraordinary Results	(305)	--	--	(305)
Profit Sharing	(90)	--	--	(90)
Minority Interests	77	(51)	--	26

Net Income	920	--	--	920

Efficiency Ratio	52,5%			56,8%

      Statement of Income

R$ Million

	Banco Itaú Holding Financeira
		Managerial Adjustmentss
4th Quarter/04	Accounting	Exchange Rate Variation on Investments Abroad	Tax Effects from Hedge of Investments Abroad	Managerial

Managerial Net Interest Margin	3.624	45	(273)	3.396
o Banking Operations	2.866	--	--	2.866
o Treasury	378	--	--	378
o Management of Foreign Exchange Risk from Investments Abroad - net of tax effects	380	45	(273)	152

Result from Loan Losses	(267)	(8)	--	(274)
Provision for Loan and Lease Losses	(434)	(8)	--	(442)
Credits Recoveries and Renegotiated	167	--	--	167

Net Income from Financial Operations	3.358	37	(273)	3.122

Other Operating Income / (Expenses)	(659)	(44)	34	(669)
Banking Service Fees	1.799	0	--	1.799
Result from Operations of Insurance, Capitalization and Pension Plans	190	--	--	190
Despesas não Decorrentes de Juros	(2.480)	(11)	--	(2.491)
Non-Interest Expenses	(320)	--	34	(286)
Equity in the Earnings of Associated Companies	44	(12)	--	33
Other Operating Income	107	(22)	--	85

Operating Income	2.699	(8)	(239)	2.453

Non-Operating Income	27	1	--	28

Income before Tax	2.726	(7)	(239)	2.481
Income Tax and Social Contribution	(779)	0	239	(540)
Extraordinary Results	(794)	--	--	(794)
Profit Sharing	(87)	--	--	(87)
Minority Interests	(36)	7	--	(30)

Net Income	1.030	--	--	1.030

Efficiency Ratio	45,9%			48,0

      Statement of Income

R$ Million

	Banco Itaú Holding Financeira
		Managerial Adjustmentss
1st Quarter/05	Accounting	Exchange Rate Variation on Investments Abroad	Tax Effects from Hedge of Investments Abroad	Managerial

Managerial Net Interest Margin	3.061	6	(82)	2.986
o Banking Operations	2.605	--	--	2.605
o Treasury	235	--	--	235
o Management of Foreign Exchange Risk from Investments Abroad - net of tax effects	221	6	(82)	146

Result from Loan Losses	(593)	(0)	--	(594)
Provision for Loan and Lease Losses	(756)	(0)	--	(756);
Credits Recoveries and Renegotiated	162	--	--	162

Net Income from Financial Operations	2.468	6	(82)	2.392

Other Operating Income / (Expenses)	(525)	39	10	(475)
Banking Service Fees	1.794	(0)	--	1.794
Result from Operations of Insurance, Capitalization and Pension Plans	206	--	--	206
Despesas não Decorrentes de Juros	(2.381)	10	--	(2.371)
Non-Interest Expenses	(350)	--	10	(340)
Equity in the Earnings of Associated Companies	95	29	--	124
Other Operating Income	112	-	--	112

Operating Income	1.943	45	(71);	1.917

Non-Operating Income	6	0	--	6

Income before Tax	1.949	46	(71)	1.923
Income Tax and Social Contribution	(536)	(3)	71	(468)
Extraordinary Results	(14)	--	--	(142)
Profit Sharing	(92)	--	--	(92)
Minority Interests	(38)	(43)	--	(81)

Net Income	1.141	--	--	1.141

Efficiency Ratio	49,4%			49,8%

Net Interest Margin from Management of Exchange Variation Risk of Investments Abroad
(R$ million)

1st Quarter/05	Initial Balance	Result Gross of Taxes	Tax Effects	Result Net of Taxes
Capital Investments Abroad	5.609
Exchange Rate Variation on Capital Investments Abroad		7		7
Effect of Management of Exchange Variation Risk of Investments Abroad		220	(82)	139
Long Position in Interbank Interest	5.609	232	(86)	146
Short Position in Foreign Currency	(8.914)	(12)	4	(7)
Net Interest Margin from Management of Exchange Variation Risk of Investments Abroad		228	(82)	146

4th Quarter/04	Initial Balance	Result Gross of Taxes	Tax Effects	Result Net of Taxes
Capital Investments Abroad	5.687
Exchange Rate Variation on Capital Investments Abroad		(311)		(311)
Effect of Management of Exchange Variation Risk of Investments Abroad		736	(273)	463
Long Position in Interbank Interest	5.687	242	(90)	152
Short Position in Foreign Currency	(9.036)	494	(183)	311
Net Interest Margin from Management of Exchange Variation Risk of Investments Abroad		425	(273)	152

3rd Quarter/04	Initial Balance	Result Gross of Taxes	Tax Effects	Result Net of Taxes
Capital Investments Abroad	5.658
Exchange Rate Variation on Capital Investments Abroad		(477)		(477)
Effect of Management of Exchange Variation Risk of Investments Abroad		991	(367)	624
Long Position in Interbank Interest	5.658	233	(86)	147
Short Position in Foreign Currency	(8.991)	758	(281)	477
Net Interest Margin from Management of Exchange Variation Risk of Investments Abroad		514	(367)	147

2nd Quarter/04	Initial Balance	Result Gross of Taxes	Tax Effects	Result Net of Taxes
Capital Investments Abroad	5.803
Exchange Rate Variation on Capital Investments Abroad		376		376
Effect of Management of Exchange Variation Risk of Investments Abroad		(382)	141	(240)
Long Position in Interbank Interest	5.803	215	(80)	135
Short Position in Foreign Currency	(9.221)	(597)	221	(376)
Net Interest Margin from Management of Exchange Variation Risk of Investments Abroad		(6)	141	135

1st Quarter/04	Initial Balance	Result Gross of Taxes	Tax Effects	Result Net of Taxes
Capital Investments Abroad	5.687
Exchange Rate Variation on Capital Investments Abroad		17		17
Effect of Management of Exchange Variation Risk of Investments Abroad		171	(64)	108
Long Position in Interbank Interest	5.687	199	(74)	125
Short Position in Foreign Currency	(9.037)	(27)	10	(17)
Net Interest Margin from Management of Exchange Variation Risk of Investments Abroad		188	(64)	125